SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30884; 812- 14060]

Cornerstone Advisors Inc. and The Advisors' Inner Circle Fund; Notice of Application

January 16, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Cornerstone Advisors Inc. (the "Adviser") and The Advisors' Inner Circle Fund (the

"Trust").

Filing Dates: The application was filed July 18, 2012, and amended on January 15, 2013,

September 30, 2013, December 20, 2013 and January 13, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on February 10, 2014, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: Cornerstone Advisors, Inc., c/o SEI

Corporation, One Freedom Valley Drive, Oaks, PA 19456.

<u>For Further Information Contact</u>: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

<u>Applicants' Representations</u>:

      1.   The Trust is organized as a Massachusetts business trust and is registered under the

Act as an open-end management investment company. The Trust is composed of multiple series

of shares, each with its own distinct investment objectives, policies and restrictions.[1]

      2.   The Adviser is, and any other Adviser will be, registered as an investment adviser

under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser serves as the

investment adviser to series of the Trust pursuant to an investment advisory agreement with the

Trust (each an "Investment Advisory Agreement" and collectively, the "Investment Advisory

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[1]   Applicants request relief with respect to all existing and future series of the Trust and any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (included in the term "Adviser"); (b) uses the multi-manager structure described in the application ("Manager of Managers Structure"); and (c) complies with the terms and conditions of the application (each a "Subadvised Fund" and collectively, the "Subadvised Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Fund contains the name of a Subadviser (as defined below), the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by the Adviser, will precede the name of the Subadviser.

Agreements").[2] Each Investment Advisory Agreement was approved or will be approved by the board of trustees of the Trust (the "Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees") and by the shareholders of the relevant Subadvised Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.[3] Applicants are not seeking any exemption from the provisions of the Act with respect to the Investment Advisory Agreement.

      3.   Under the terms of the Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, furnishes a continuous investment program for each Subadvised Fund and determines the investments to be purchased, held, sold or exchanged by each Subadvised Fund and the portion, if any, of the assets of the Subadvised Fund to be held uninvested. For its services to each Subadvised Fund, the Adviser receives an investment advisory fee from that Subadvised Fund as specified in the Investment Advisory Agreement calculated based on that Subadvised Fund's average daily net assets. The terms of the Investment Advisory Agreements also permit the Adviser, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law), to delegate portfolio management responsibilities of all or a portion of the assets of the Subadvised Fund to one or more subadvisers ("Subadvisers"). The Adviser evaluates, selects and recommends Subadvisers to manage the assets (or portion thereof) of Subadvised Funds, monitors and reviews the Subadvisers and their performance and their compliance with that Subadvised Fund's investment policies and restrictions. The Adviser has entered into

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[2]   Each other Subadvised Fund will enter into an investment advisory agreement with its Adviser (included in the term "Investment Advisory Agreement").

[3]   The term "Board" also includes the board of trustees or directors of a future Subadvised Fund, if different.

subadvisory agreements ("Subadvisory Agreements") with various Subadvisers to serve as

Subadvisers to the Subadvised Funds.[4] Each Subadviser is, and each future Subadviser will be,

an "investment adviser," as defined in section 2(a)(20) of the Act, and is registered, or will

register, as an investment adviser under the Advisers Act, or not subject to such registration. The

Adviser may compensate each Subadviser out of the advisory fees paid to the Adviser under the

Investment Advisory Agreement, or Subadvised Funds may compensate the Subadvisers

directly.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to

select Subadvisers to manage all or a portion of the assets of a Subadvised Fund pursuant to a

Subadvisory Agreement and materially amend Subadvisory Agreements without obtaining

shareholder approval. The requested relief will not extend to any Subadviser that is an "affiliated

person," as defined in section 2(a)(3) of the Act, of the Trust or a Subadvised Fund or the

Adviser, other than by reason of solely serving as a Subadviser to a Subadvised Fund or as an

investment adviser or subadviser to any series of the Trust other than the series of the Trust

advised by the Adviser ("Affiliated Subadviser").

5.   Applicants also request an order exempting each Subadvised Fund from certain

disclosure provisions described below that may require the Subadvised Funds to disclose fees

paid to each Subadviser by the Adviser or a Subadvised Fund. Applicants seek an order to

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[4]   All existing Subadvisory Agreements comply with sections 15(a) and (c) of the Act and rule 18f-2 thereunder. The Adviser has entered into Subadvisory Agreements with the following Subadvisers: (i) Cornerstone Advisors Global Public Equity Fund – Parametric Portfolio Associates, LSV Asset Management, Harris Associates LP, Thornburg Investment Management, Marsico Capital Management, LLC, Turner Investments, L.P., Cramer Rosenthal McGlynn LLC, Fairpointe Capital LLC, Phocas Financial Corporation, Numeric Investors LLC, Allianz Global Investors, Acadian Asset Management LLC and Driehaus Capital Management LLC; (ii) Cornerstone Advisors Income Opportunities Fund – OFI SteelPath, Inc. and Strategic Income Management, LLC; (iii) Cornerstone Advisors Public Alternatives Fund – AQR Capital Management, LLC, AlphaSimplex Group, LLC, Turner Investments, L.P. and ClariVest Asset Management LLC; and (iv) Cornerstone Advisors Real Assets Fund – Kayne Anderson Capital Advisors and BlackRock Investment Management LLC.

permit each Subadvised Fund to disclose (as a dollar amount and a percentage of each

Subadvised Fund's net assets) only: (a) the aggregate fees paid to the Adviser and any Affiliated

Subadviser; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers

(collectively, the "Aggregate Fee Disclosure"). A Subadvised Fund that employs an Affiliated

Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

6.   The Funds will inform shareholders of the hiring of a new Subadviser pursuant to

the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a

new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its

shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager

Information Statement;[5] and (b) the Subadvised Fund will make the Multi-manager Information

Statement available on the website identified in the Multi-manager Notice no later than when the

Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is

first sent to shareholders, and will maintain it on that website for at least 90 days.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person

to act as an investment adviser to a registered investment company except pursuant to a written

contract that has been approved by the vote of a majority of the company's outstanding voting

securities. Rule 18f-2 under the Act provides that each series or class of stock in a series

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[5]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds. A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds and may preclude the Subadvised Funds from acting promptly when the Board and the Adviser believe that a change would benefit a Fund and its shareholders. Applicants note that the Investment Advisory Agreements and any subadvisory agreement with an Affiliated Subadviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid to Subadvisers. Applicants state that the Adviser may be able to negotiate rates that are below a Subadviser's "posted" amounts if the Adviser is not required to disclose the Subadvisers' fees to the public. Applicants submit that the requested relief will encourage Subadvisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[6]

1.   Before a Subadvised Fund may rely on the order, the operation of the Subadvised Fund in the manner described in the application will be approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act or, in the case of a

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[6]   Applicants will comply with conditions 6, 8, 11 and 13 only if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.	The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Subadvised Fund will hold itself out to the public as employing a Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.	A Subadvised Fund will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.	The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.	At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, has been and will continue to be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.	Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the

Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

8.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will: (i) set the Subadvised Fund's overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund's assets; (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Subadvisers; (iv) monitor and evaluate the Subadvisers' performance; and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and restrictions.

10.   No Trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

11.   Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

13.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

14.   For Subadvised Funds that pay fees to a Subadviser directly from Fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary